Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

June 18, 2020

Ms. Laura Crotty

Ms. Mary Beth Breslin

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viveve Medical, Inc. Registration Statement on Form S-3 Filed May 14, 2020 File No. 333-238263

Dear Misses Crotty and Breslin:

This letter is submitted on behalf of Viveve Medical, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 submitted on May 14, 2020 (the “Registration Statement”), as set forth in the Staff’s letter dated May 26, 2020 to Jim Robbins, Chief Financial Officer (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment.

Form S-3 Filed May 14, 2020

General

1.     Please refer to our comment letter dated May 19, 2020, issued in relation to your Form 10-K for the fiscal year ended December 31, 2019. Because you do not appear to be timely or current in your Exchange Act reporting by virtue of the fact that your Form 10-K did not include management’s annual report on internal control over financial reporting as required by Item 308(a) of Regulation S-K, it appears you are not eligible to file a registration statement on Form S-3 at this time. Please amend your registration statement on a form on which you are eligible to file. Refer to General Instruction I.A.3 of Form S-3, and, for guidance, Securities Act Forms Compliance and Disclosure Item 115.02. In addition, please note we will not be in a position to accelerate the effectiveness of your registration statement until all outstanding comments relating to the Form 10-K have been satisfied.

Response to Comment No. 1.     The Company respectfully advises the Staff that it has filed an amendment to its Form 10-K to include the required disclosure and upon that filing, the Company is current. The Company further advises the Staff that it is abandoning its Form S-3 filing and will be filing a Form S-1.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (650) 752-3227.

Sincerely,

/s/ Heidi Mayon

cc: Scott Durbin, Chief Executive Officer, Viveve Medical, Inc.

Jim Robbins, Chief Financial Officer, Viveve Medical, Inc.